June 23, 2025

Joel Fruendt
Chief Executive Officer
SenesTech, Inc.
13430 North Dysart Road, Suite 105
Surprise, AZ 85379

        Re: SenesTech, Inc.
            Registration Statement on Form S-3
            Filed June 17, 2025
            File No. 333-288097
Dear Joel Fruendt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brian H. Blaney, Esq.